GULF ISLAND FABRICATION, INC.

Suite 300

16225 Park Ten Place

Houston, Texas 77084

October 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Gulf Island Fabrication, Inc.

Registration Statement on Form S-3

(File No. 333-249560)

Acceleration Request

Requested Date: October 29, 2020

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission declare effective the above-captioned registration statement to October 29, 2020 at 4:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

If you have any questions regarding the foregoing, please do not hesitate to contact Alex Layfield of Jones Walker LLP at (225) 248-2030.

Sincerely,

Gulf Island Fabrication, Inc.

/s/ Westley S. Stockton
By:	Westley S. Stockton
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Richard W. Heo, Gulf Island Fabrication, Inc.

Robert A. Wallis, Gulf Island Fabrication, Inc.

Alex Layfield, Jones Walker LLP

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